Michael Wynhoff,
President, Pacific Sands, Inc
September 20th, 2007

Dear Michael,

Please accept my resignation from the Pacific Sands, Inc Board Of Directors, effective as of this date. I wish you and the company continued success.

Warmest Regards,

/s/ Mark R. Rauscher